SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                        For the month of November 2003

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



    RYANAIR TO ENTER INTO DISCUSSIONS WITH CHARLEROI AIRPORT AND THE WALLOON
            GOVERNMENT TO PREVENT CLOSURE OF BRUSSELS CHARLEROI BASE

Ryanair, Europe's No.1 low fares airline at a press conference in Brussels today (Wednesday, 12th November 2003) confirmed that it has learned that a draft report from the Commission indicates that substantial parts of Ryanair's arrangements at Brussels Charleroi will be found unlawful.

Ryanair confirmed that it still did not have sight of the actual detail of the decision and it is responding to feedback received from a number of sources within the Commission. Ryanair confirmed that should the Commission decision rule that some or a substantial part of Ryanair's low cost base at Brussels Charleroi be ruled to be unlawful State Aid then it will;

 1. Immediately launch an appeal to the European Court in Luxembourg to have this decision overturned on grounds of manifest error given that Brussels Charleroi complied with the market investor principle and offered the Ryanair package to a number of other airlines on a non discriminatory basis.

 2. Ryanair will immediately enter into negotiations with both Brussels Charleroi and the Walloon Government to explore the possibility of the airport being privatised and a similar long term, low cost arrangement being put in place to enable Ryanair to continue to offer its low fares to 2 million passengers per annum at Brussels Charleroi. These ordinary consumers will be mystified that the Commission would rule against Charleroi just because it is State owned, when many other privately owned airports are free to enter these deals.

 3. If neither of these options are possible and if a negative decision is issued by the Commission, then Ryanair will be forced, temporarily, to close the base at Brussels Charleroi, while the appeal is pending, transfer the aircraft and the routes to another privately owned European capital city airport, and then return when this negative decision can be overturned on appeal.

Ryanair's Chief Executive, Michael O'Leary again called on the Commission to find in favour of competition, choice and low fares for consumers by finding in favour of Ryanair's long-term low cost base at Brussels Charleroi.

Mr O'Leary highlighted other examples of low cost airlines obtaining long term discounted arrangements at publicly owned airports such as Easyjet at Berlin Schonefeld, Hapag Lloyd Express and Germanwings at Cologne Bonn Airport, MyTravelLite and Bmibaby at Manchester Airport in the UK.

The Southwest model in the U.S. was built upon negotiating lower costs and efficient facilities at underused secondary and regional airports. Ryanair has been replicating this model at both public and privately owned airports all over Europe and by offering the lowest air fares in Europe has forced high fare flag carrier airlines to reduce prices and offer lower fares to European consumers. In other industries, successful low price retailers such as IKEA, Aldi, Lidl and Tesco's use lower cost, out of town sites and their purchasing power to lower costs and prices for consumers. Why shouldn't Ryanair be allowed to do the same in the European airline sector?

Airports such as Charleroi have benefited from enormous traffic growth and are now profitable enterprises thanks to Ryanair. Why should a complaint from the state owned, high cost Brussels Zaventem Airport be allowed defeat competition and low fares? If the EU Commission finds against this successful model at Charleroi it will mean a return to high fares and less choice as publicly owned regional and secondary airports will not be able to compete openly and fairly on a level playing field against privately owned airports around Europe.

A negative decision by the Commission in this case will be manifestly in error and will do untold damage to the growth of low fare air travel and competition in European air transport. A negative decision will be a great day for high fares airlines and high cost airports like Brussels Zaventem who want to restrict the growth of Ryanair and end the era of low fares. If the EU Commission's decision is negative it will effectively close Brussels Charleroi and return Zaventem to its monopoly position in the Belgian market. Belgian consumers/visitors should not be forced to pay higher fares when Ryanair and Charleroi can offer them competition, choice and lower fares.

Ends.    Wednesday, 12th November 2003

For further information

please contact:  Paul Fitzsimmons         Pauline McAlester

                 Ryanair                  Murray Consultants

                 Tel. 353-1-8121212       Tel. 353-1-4980300


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  12 November 2003

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director